SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036

January 18, 2005

BY HAND AND BY EDGAR

Ms. Sara W. Dunton

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0305

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Wright Express Corporation
Registration Statement on Form S-1 (File No. 333-120679)

Dear Ms. Dunton:

On behalf of Wright Express Corporation, a Delaware corporation (the “Company”), enclosed are copies of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed on January 3, 2005. The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 14, 2005 (the “Comment Letter”). Amendment No. 2 also reflects other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, we have restated each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 2.

Table of Contents

1.	We note your response to prior comment 7; however, this additional disclosure should be relocated to the summary section and does not belong on the table of contents page. We suggest, for example, including it within the “Corporate information” summary subsection on page 6.

The disclosure on the table of contents page has been relocated to pages 6 and 7 of the “Prospectus summary” section in response to the Staff’s Comment.

Summary combined financial information, page 9

2.	We note your response to our prior comment number 14 and the changes that have been made to your summary combined financial information in response to our prior comments. Please revise to clarify through footnote or other disclosures that total Mastercard purchase volume reflects the dollar value of Mastercard purchase transactions processed by you on behalf of your customers. The disclosure of this measure on page 28 in your Selected historical combined financial data and on page 36 should be similarly revised.

The disclosure on pages 11, 12, 29 and 39 has been revised in response to the Staff’s Comment.

Dividend Policy, page 24

3.	We note your response to comment 23 that you are in the process of negotiating the terms of the new credit agreement and any material terms, including restrictions on the payment of dividends, will be disclosed in a subsequent amendment. Please ensure that this information is included in the amendment following the finalization of this agreement.

The Company has negotiated the basic terms of the new credit agreement and has reflected this disclosure in Amendment No. 2. Certain terms, such as the financial ratios, have not yet been finally negotiated. Once these terms have been finalized, the Company will disclose them in the next amendment to the Registration Statement filed thereafter.

Notes to Unaudited Pro forma Combined Financial Statements, page 33

4.	We note from your response to comment 25 that you have clarified the disclosure concerning the assumptions in Note 8 on page 34. When the tax receivable adjustment is included on the pro forma statements, please revise your disclosure to explain the significant assumptions used in arriving at the proforma adjustment amount.

The Company will include adjustments in the pro forma financial statements to give effect to the increase in the tax basis of the Company’s assets that will result from the offering and related transactions and to reflect the tax receivable agreement the Company will enter into with Cendant in connection with this offering at the time the Company includes an estimated offering price range in the Registration Statement. Pursuant to the tax receivable agreement, the Company will be required to pay to Cendant 85% of the amounts by which the Company’s income taxes are reduced as a result of the amortization of the increased tax basis of the assets.

For illustrative purposes, we have assumed an enterprise value of $1.0 billion. As such, the pro forma financial statements would reflect a $920 million dollar increase in the tax basis of the assets as it relates to the offering. Based on the $920 million increase in the tax basis of the assets, the Company would record a corresponding deferred tax asset of $541 million, comprised of:

•	a tax benefit of $361 million associated with the $920 million initial step-up in the tax basis of the Company’s assets as a result of the offering; and

•	a tax benefit of $180 million associated with $460 million of required payments to Cendant over the term of the tax receivable agreement, which further increase the tax basis of the Company’s assets.

The Company would also record a liability of $460 million, comprised of:

•	$307 million for 85% of the tax benefit realized by the initial step-up in the tax basis of the Company’s assets as a result of the offering; and

•	$153 million for 85% of the tax benefit realized from required payments to Cendant over the term of the tax receivable agreement.

As a result of the aforementioned adjustments, stockholders’ equity would be increased by $81 million.

The Company has revised the disclosure on pages 35 and 36 but has not yet included the amounts associated with these pro forma adjustments in the Registration Statement because a reliable estimated offering price range and enterprise value is not yet available. The Company believes that it is typical for issuers to include the estimated offering price range and enterprise value (which is derivable from the estimated offering price range), when the preliminary prospectus is printed and marketing and sales efforts have commenced.

5.	We note from your response to comment 26 that Note 1 clarifies that the cost of services provided by Cendant have been deducted from the adjusted pro forma financial statements and that the adjustments are disclosed in the table on page 48. Please supplementally tell us the reason for the significant difference between the estimated incremental support costs for the first 12-month period following the offering, disclosed on page 48 of $3,591, and the amount included on the pro forma statement of income for the year ended December 31, 2003 of $4,276.

Cendant allocates costs to the Company primarily based on the Company’s usage of services and the amount of the Company’s revenues. As the Company has grown historically, Cendant has increased these cost allocations. Because the Company expects future growth, if it were to remain a subsidiary of Cendant, it would expect to continue to experience increased cost allocations over time. Accordingly, the Company would expect that if it were to remain a subsidiary of Cendant, allocated costs for the 12-month period following the expected closing of the offering would be greater than costs allocated to the Company for the year ended December 31, 2003. The Company’s stand-alone public company costs are less sensitive to changes in usage or the amount of revenues generated by the Company because a significant portion of these costs relate to fixed price contracts and fixed weekly salaries.

Because a significant portion of stand-alone public company costs are fixed costs and are not affected by growth in the Company’s business, the Company has estimated that these costs would be the same for both the 12-month period following the expected closing of the offering and for the year ended December 31, 2003. Therefore, the incremental support costs, which reflect the difference between (x) actual or projected cost allocations by Cendant and (y) stand-alone public company costs, is greater for the 2003 period than for a comparable 12-month period following the anticipated closing of the offering.

6.	Refer to footnote (1) – We note that footnote (1) has been referenced to several of the adjustments in your pro forma statements of income including adjustments to salary and other personnel costs, service fees and other expenses. However; based on the disclosures which have been provided in footnote (1) to your statements of operations, we are unable to determine the specific nature of the costs comprising each adjustment, how they were determined, or why management believes each adjustment is factually supportable. Therefore, please revise the notes to your financial statements to disclose the nature and amounts of the costs comprising each adjustment in your pro forma statements of income and disclose the significant assumptions used to calculate or determine these adjustments. Also, please explain supplementally why you believe each adjustment is factually supportable. We may have further comment upon receipt of your response.

The disclosure on page 34 has been revised in response to the Staff’s Comment. In order to determine the amount of the adjustment for salary and related expenses, the Company created a model for all of its departments in order to identify the departments that would be affected by the Company becoming an independent and public company. The Company determined that three of its departments – finance, legal and human resources – would require additional employees. The Company prepared job descriptions for the positions desired and had its compensation department complete a market analysis of the average compensation requirements for each position. The Company also compared the amounts from this analysis against compensation amounts paid by Cendant, its parent company, for comparable positions and salary ranges for similar positions posted on online resources.

In order to determine the amount of the adjustment for service related expenses, the Company met with various firms that specialize in assisting companies in the transition to being a public company and discussed Sarbanes-Oxley and investor relations programs, as well as audit, legal and recruiting matters, with these firms. These firms have provided the Company with both written and verbal quotes, which the Company has used to prepare estimates of costs relating to consulting services, board of director expenses, stock exchange fees, transfer agent fees, annual report and meeting fees and insurance fees.

A majority of the adjustment for other expenses pertains to additional insurance that the Company will need for its new board of directors and for health and other benefits. The Company determined these amounts based on written quotes provided to the Company from insurance companies and such amounts are offset by costs that will no longer be allocated to the Company by Cendant.

As stated above, the Company has consulted and researched these adjustments using numerous sources and believes these adjustments to be factually supportable and accurate.

7.	We note your response to comment 28 that you have not determined the number and terms of the options and restricted stock units you intend to issue. Please ensure such amounts and terms are included in the notes to the pro forma financial information and MD&A once they are determined. Additionally, please supplementally tell us, and include in your revised filing, how the stock based compensation expense of $.5 million included in adjustment (1) was calculated or determined.

The Company intends to grant a number of restricted stock units on the date of pricing of the offering that will vest over a four-year period with an incremental aggregate fair value of $2.0 million. The number of restricted stock units to be granted will be based on the offering price. The Company will include an estimated amount of restricted stock units based on the midpoint of the estimated offering price range in the preliminary prospectus prior to its circulation to potential investors. The Company calculated stock based compensation expense relating to the issuance of approximately $2.0 million of restricted stock units immediately following the offering by amortizing this amount over the four-year vesting period. The disclosure on page 34 has been revised in response to the Staff’s Comment.

Management’s Discussion and Analysis, pages 35

Trends that have affected our results of operations, page 37

8.	We note your response to prior comment 33; however, please further revise to provide more detail, such as what portion of the increase was attributable to this cause, and clarify the nature of your strategic relationships that facilitated the addition of new accounts.

The disclosure on page 40 has been revised in response to the Staff’s Comment.

Provision for credit losses, page 39

9.	We note your response to comment 35 that the disclosure on page 39 has been revised. Please supplementally tell us why the provision has decreased from December 31, 2003 considering that accounts receivable has increased approximately 50% since year-end. Additionally, please tell us how the decline in charge offs over the last nine months is a reasonable explanation for reducing the provision considering that the decline is not a historical trend, as there was an increase in charge offs during the year ended December 31, 2003.

The decrease in the Company’s provision for credit losses from December 31, 2003, despite the approximately 50% increase in the Company’s accounts receivable since December 31, 2003, is due to the short-term nature of the Company’s outstanding accounts receivable and the general improvement of the economy in 2004, which led to a decline in charge-offs in 2004.

Although the decline in charge-offs is not a historical trend, the Company believes that a trend longer than nine months would not be reflective of the current experience of its accounts receivables. The Company charges off overdue balances after 180 days; therefore, there are no accounts receivable that are older than six months. The Company believes that examining the prior nine months of activity of its accounts receivable is the proper period to use when estimating losses and evaluating changes in those losses year-over-year.

Liquidity and Capital Resources, page 46

10.	We note your response to Comment 37 that you are in the process of finalizing certain aspects of the transitional services agreement and have added skeleton language on page 47 that will be completed once discussions are finalized. Please ensure in subsequent amendments that the language regarding termination of services by Cendant is included in this section of MD&A.

The disclosure on page 50 has been revised in response to the Staff’s Comment.

Consolidated Balance Sheets, page F-2

11.	We note your response to our prior comment number 54 but do not believe that providing the disclosures requested in our prior comment in your pro forma financial information satisfies the requirements of SAB Topic 1:B:3. Accordingly, as requested in our prior comment, please revise to give retroactive effect to the dividend that the Company plans to pay to Cendant prior to the completion of its public offering in the balance sheet for the most recent interim period presented, or revise to include a pro forma balance sheet alongside the Company’s historic balance sheet for the most recent interim period giving effect to the dividend. Additionally, pro forma earnings per share, giving effect to the number of shares whose proceeds would be sufficient to replace the capital in excess of earnings withdrawn, should be reflected on the face of the Company’s statements of operations for the latest fiscal year and subsequent interim period presented in accordance with the guidance outlined in SAB Topic 1:B:3. Your revised disclosures should also include footnote disclosures explaining the nature of the pro forma balance sheet and earnings per share presentations.

As stated in the Company’s prior response to Comment No. 54, the Company respectfully acknowledges that SAB Topic 1:B:3 requires the disclosure of the effect of dividends declared by a subsidiary subsequent to the balance sheet date. The Company also acknowledges that both a pro forma balance sheet and pro forma per share data is required. However, SAB Topic 1:B:3 does not specifically require that such disclosure be included in the historical financial statements included in the Registration Statement. The pro forma financial statements on pages 30 to 36 contain all of the required information specifically outlined in SAB Topic 1:B:3. The Company believes that inclusion of this information in the historical financial statements included in the Registration Statement will be confusing for investors. The pro forma financial statements contain adjustments for several events that are expected to take place in connection with the offering and give pro forma effect to the special dividend on the Company’s earnings per share and basic and diluted weighted average shares outstanding. The Company believes that this disclosure will provide investors with appropriate information concerning the pro forma impact of the special dividend on the Company’s financial statements as well as satisfy the criteria outlined in Topic 1:B:3.

The Company supplementally advises the Staff that 100% of the shares of common stock to be sold in the offering are being sold by Cendant, the selling stockholder; no shares are being sold by the Company (except if the underwriters’ option to purchase additional shares is exercised). Accordingly, the Company believes that the reference in the Staff’s Comment to “giving effect to the number of shares whose proceeds would be sufficient to replace the capital in excess of earnings withdrawn” is not applicable.

Notes to Combined Financial Statements

Note 11. Related Parties

12.	Based on the disclosures provided on pages 93 through 96 of the registration statement, it does not appear that all transactions between the Company and its affiliates (i.e., other subsidiaries of Cendant) have been disclosed in the notes to the Company’s financial statements. Please revise the notes to the Company’s financial statements to include disclosure of all transactions between the Company and its affiliates during the various periods presented in the Company’s financial statements. Refer to the requirements of paragraph 2 of SFAS No. 57.

The Company has considered the Staff’s Comment and the disclosure on pages F-33 to F-37 has been revised to add certain transactions between the Company and its affiliates in Note 11 to the combined financial statements. The Company has not included disclosure of all the transactions between the Company and its affiliates as the Company does not believe all such transactions are material within the meaning of paragraph 2 of SFAS No. 57.

Note 17. Segment Information, page F-42

13.	We note your response to Comment 57 that you have five operating segments but only two reportable segments, “Wright Express” and “Other.” Please revise your segment disclosures to include disclosure of total assets for each of your segments. Also, revise to include the disclosures required by paragraph 27(c) through (h) of SFAS No. 131, as applicable for each of your segments or explain why you do not believe additional disclosures are required. See guidelines in paragraph 27 of SFAS No. 131.

The Company acknowledges the Staff’s Comment and has included the disclosures required by paragraph 27(c) through (h) of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS 131”) on page F-44. In accordance with paragraph no. 29 of SFAS 131 and question no. 15 of the Q&A 131 – Segment Information: Guidance on Applying Statement 131, the Company did not include disclosure of the total assets for its reportable segments because this measure is not reported to its chief operating decision maker and, thus, is not used for purposes of making decisions about allocating resources to the segments or assessing the performance of the segments. This rationale has been reflected on page F-44.

*****

If you have any questions regarding the foregoing or the Registration Statement, please contact Gregory Fernicola at (212) 735-2918 or Joshua Goldstein at (212) 735-3462.

Very truly yours,

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

On behalf of the Company

Attachments

cc:	Johanna Vega Losert
Claire Lamoureux
Linda Cvykel
Eric J. Bock
Hilary A. Rapkin
Vincent J. Pisano